

September 30, 2014

<u>Via E-mail</u>
Gary Friedman
Chairman and Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re: Restoration Hardware Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 31, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 15, 2014**
> **Form 10-Q for the Quarterly Period Ended August 2, 2014**
> **Filed September 11, 2014**
> **File No. 001-35720**

Dear Mr. Friedman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended February 1, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41</u>

<u>Fiscal 2013 Compared to Fiscal 2012, page 47</u>

<u>Net revenues, page 47</u>

1. We note that your Direct net revenues, which include sales through your catalogs and websites, grew by 33% from fiscal 2012 and maintained a consistent percentage of total

revenues despite the reduction in the number of catalogs circulated and number of catalog pages circulated as seen at the top of page 46. Please tell us in more detail why you decided to eliminate your Fall Source Book, why the reduction in catalogs appears not to have impacted your growth in net revenues, and how you determined you did not need to explain these matters to your investors either here or in your overview of MD&A. For example, if you made this change in catalogs because you believe that changing customer trends will support continued revenue growth through website purchases with less support from catalogs, and you believe the results of fiscal 2013 supported your assumption, you should explain this to your investors. Refer to Sections III.A. and III.B. of SEC Release 33-8350.

2. We note that your explanation of the underlying factors contributing to your increase in net revenues focuses on the introduction of new products within existing product categories and the creation of new product categories. With reference to Item 303(A)(3)(iii) of Regulation S-K, please confirm our assumption that you experienced no significant increases in the price or volume of goods sold for previously existing products or services.

Selling, general and administration expenses, page 48

3. We note your qualitative discussion of factors impacting changes in selling, general and administrative ("SG&A") expenses from fiscal 2012 to fiscal 2013, such as employment costs, credit card fees, and occupancy costs as well as advertising and marketing costs. Please revise future filings to clarify the relative impact of each of the factors that contributed to the net change in your SG&A expenses since this is unclear from your current disclosures. In this regard, we believe that quantifying the impact of each factor that you cite provides the clearest indication of the relative significance. Please also revise future filings to disclose management's insight into why each category of costs changed from the prior year. Refer to Section III.B. of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data, page 66

Report of Independent Registered Public Accounting Firm, page 101

4. Please note that Rule 2-02(a)(4) of Regulation S-X and paragraph 8 of PCAOB AU Section 508 indicate that the auditor should identify the financial statements covered by its report. Please tell us how your auditor's report meets this requirement. In this regard, we note the reference to the financial statements listed in the index appearing under Item 15(a)(1) of your Form 10-K; however, Item 15(a)(1), which appears on page 104, does not list your consolidated statements of stockholders' equity. Please confirm to us that these statements were included in the scope of this audit report, and tell us why these statements were not included in the list of financial statements under Item 15(a)(1). Additionally, to the extent your auditor continues to make reference to Item 15(a)(1) as opposed to listing the financial statements it has audited in its scope paragraph, please

ensure that Item 15(a)(1) lists all the financial statements included in your filing to avoid confusion for your investors regarding the scope of your audit report.

Definitive Proxy Statement on Schedule 14A Filed May 15, 2014

Performance-Based Annual Cash Incentives, page 27

5. Please expand your discussion to disclose your adjusted EBITDA objectives to be achieved for your named executive officers to earn each level of bonus under your Management Incentive Program and your actual adjusted EBITDA performance. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Long-Term Equity Incentive Compensation, page 29

6. Please expand your discussion to specify the factors that were considered by the board in making the stock option grant of 1,000,000 options to Mr. Friedman.

Form 10-Q for the Quarterly Period Ended August 2, 2014

Item 1. Financial Statements, page 2

Condensed Consolidated Statements of Cash Flows, page 5

7. You disclose on page 11 that you repurchased shares from former employees, which were settled with the issuance of promissory notes due generally at the end of an 8-year term, which appears to represent a non-cash transaction. Please tell us how you considered ASC 230-10-50-3 through -6 as it relates to these repurchases.

Notes to Condensed Consolidated Financial Statements, page 6

Note 13 – Commitments and Contingencies, page 12

Contingencies, page 13

8. We note your disclosure of a class action suit filed on October 21, 2008 against Restoration Hardware, Inc. We also note that during the six months ended August 2, 2014, you recorded a $9.2 million charge related to this matter. To assist us in better understanding when and why you recorded this charge, please address the following:

- Tell us more about the nature and dates of significant events that occurred related to this case since its filing in October 2008.

- Describe to us in detail the material development that occurred during the six months ended August 2, 2014, and explain why this triggered your recognition of the $9.2 million charge.

- To assist us in understanding why this charge was not recorded earlier, describe to us in detail your ASC 450-20 loss contingency analysis related to this matter that you performed at the time you prepared your most recently filed Form 10-K, including the basis for and specific conclusions you reached.

- Tell us why you didn't believe this matter warranted separate disclosure in your most recently filed Form 10-K and how you complied with the requirements of ASC 450-20-50. If the lack of disclosure was due to your assessment of immateriality, please provide us with your analysis.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Basis of Presentation and Results of Operations, page 15

9. We note that you disclosed and analyzed the change in comparable store sales within your Form 10-K for the fiscal year ended February 1, 2014. We further note you no longer include or analyze this metric in your Form 10-Q. Please tell us why you chose to remove this metric from your filing. Additionally, if available, please tell us what the comparable store sales change was for the three and six months ended August 2, 2014, and August 3, 2013, and explain to us why this metric changed or remained stable. Please note that we consider disclosure of this metric to greatly benefit your investors since it is commonly disclosed by retailers and assists your investors in comparing you to others in your industry.

Three Months Ended August 2, 2014 Compared to Three Months Ended August 3, 2013, page 17

10. We note that your rate of growth in net revenues for both stores and direct channels as disclosed on page 15 declined for both the three and six months ended August 2, 2014 as compared to the three and six months ended August 3, 2013. For each of your analyses of changes in net revenues in MD&A for the aforementioned periods, please tell us your analysis of why this decline in the growth rate of revenues occurred and whether you have identified any known trends associated with these changes. Please also revise future filings to include similar analyses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342 if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief